ORBIS

Warszawa , 2004-05-13

04030445

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
MAY 24 2004
WASH. D.C. 158 SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 10/2004 and 11/2004.

Best regards

Krzysztof Gerula

Vice President

PROCESSED
MAY 27 2004
THOMSON FINANCIAL B

dlw 5/27

Current report no 10/2004

At a meeting of the Supervisory Board dated May 10, 2004:

1) The President of "Orbis" S.A. Management Board Maciej Grelowski filed a written resignation from his position as a member of the Company's Management Board, dated May 10, 2004, and effective immediately after the closing of the annual General Assembly of the Company's Shareholders convened to approve the 2003 financial statements of the Company,

2) Examining the above-mentioned resignation, the Supervisory Board:

a) in connection with the regulations governing non-competition issues, the Supervisory Board granted its consent for Maciej Grelowski to be of service to Accor S.A. immediately after the termination of his position in Orbis S.A. Management Board;

b) will make decisions concerning appointment of the President of the Management Board at its next meeting.

Current report no 11/2004

Attached below is the content of Supervisory Board resolution containing evaluation of the Company's standing:

Resolution no 86 /V/2004
of the „Orbis" S.A. Supervisory Board
dated May 10, 2004,
concerning evaluation of corporate standing of „Orbis" S.A.

Acting by virtue of § 10 item 4 of „Orbis" S.A. Supervisory Board Rules, in connection with the principle No 18 of the Corporate Governance, it is hereby resolved as follows :

§ 1

1. The Supervisory Board of „Orbis" S.A. assessed the Company's situation, particularly as regards its financial standing and development prospects.
2. The evaluation referred to in item 1 above is attached hereto.

§ 2

The Management Board of „Orbis" S.A. is bound hereby to ensure that all the shareholders have the opportunity to familiarize themselves with the Company's evaluation by way of its publication and enclosure to the 2003 Annual Report, not later than 15 days prior to the Annual Ordinary General Assembly of Shareholders of the Company.

Appendix to Resolution of the Supervisory Board no 86/ V/2004

Concise evaluation of the situation of "ORBIS" S.A.,

submitted to the General Assembly of „Orbis" S.A. Shareholders.

The Company's situation should be considered stable, with a marked tendency for reinforcement of internal and external factors contributory to the upward trend.

The solid foundations underlying the Company's operations as well as the commitment on the part of the strategic investor Accor S.A. (holder of 35.6% of Company shares), coupled with renown and esteemed trade marks of "Orbis", "Sofitel", "Novotel", "Mercure" endorsing the standard of services provided by "Orbis" S.A. hotels augur well for the development of the Company.

1. **Key results.**

In the year 2003, within the framework of implementing the strategic assumptions adopted by the Supervisory Board and the Management Board, the Company generated considerable economic results. In particular, the following growth was reported as regards figures quoted below versus the year 2002 result:

- net profit – by 43.2%,
- Gross Operating Profit (G.O.P.) – by 9%,
- EBITDA – by 7.1%,
- gross profit/net sales ratio – by 3.8 points,
- net profit/net sales ratio – by 2,6 points,
- Return on Equity /ROE/ - by 1.1 point,
- Return on Assets /ROA/ - by 0.3 point.

At the same time, average employment declined by 16 % *(and, therefore in the 1st quarter 2004, the employment per room ratio stood at the level of 0.49)*, and fixed costs went down by 14%. Operating expenses continue to drop regularly, from the level of PLN 631 million in 2001, and PLN 576 million in 2002 down to PLN 518 million in 2003.

The analysis of results for the 1st quarter of 2004 indicates improved performance *(for example, in the 1st quarter of 2004, the Company incurred a net loss of PLN 2,298 thousand, and this figure accounted merely for 27% of the loss the Company reported in the 1st quarter of 2003*).

2. **Selected results and phenomena calling for attention and careful monitoring.**

- A considerable increase was reported in liabilities that went up to reach the level of PLN 582,922 thousand, which translates into a growth by 181% as compared to 2002.
- Debt level rose to the level of 33%, this growth being related to the incurring of a long-term bank credit for the purchase of shares in the Hekon company.
- The debtor collection period ratio remained at the same level as in 2002, however, the creditor turnover period and the inventory turnover ratios shortened.
- A decline by over 2.5 points was reported in liquidity ratios: the Current Ratio (CR) fell from 3.1 to the level of 0.56 and the Quick Ratio (QR) to the level of 0.50. These ratios, being lower than in the year 2 002, result from a significant growth in short-term liabilities in 2003 (growth by 162%) that has been brought about by the issue of short-term securities (1-year bonds), designated for the purchase of shares in the Hekon company.
- Depreciation was reduced by 25.7% down to the level of PLN 51,691.5 thousand, which was attributable to the introduction of rates for balance sheet depreciation of fixed assets that, under the amended Accounting Act, take into account the useful life of a fixed asset for the purposes of determining the depreciation period and the annual depreciation rate, thus enabling to reflect the actual wear and tear of a fixed asset.

3. **Long-term systemic solutions.**

The following are worthy of taking into consideration:

a. institutionalized internal audit and „Focus" control and supervision procedures;
b. system of periodic assessment of Company employees targeted, among others, at increasing the efficiency and quality of performed work;
c. „cash pooling" system;
d. state-of-the art information technologies, including new WWW sites made available to the general public and advanced works on the implementation of the Orbis On Line reservation system via the Internet;
e. HACCP system (in "Orbis" S.A. Branches);

operating in the Company.

4. Poland's accession to the European Union as from May 1, 2004 along with the beginning of upward economic conditions in the German economy create new, favorable conditions marked by demand for the services rendered by the Polish hotel industry *(e.g. in the 1st quarter 2004 a considerable growth of 16.7% was recorded in the number of rooms the Company sold to guests from Germany).*

5. The domestic long-term rating of the Company (as at September 9, 2003) has been fixed at "BBB+ (pol)" (triple B with a plus), with a remark that the rating perspective is stable.

Taking the above into account, especially considering the Company's financial standing that is relatively typical of a holding company operating in a hotel industry, the Supervisory Board positively evaluates the perspectives of the Company's development.

(Corporate Governance principle No 18)